Exhibit 99.1

Procaps Group Reports Record Third Quarter 2021 Financial Results

Third Quarter 2021 Net Revenues Increased 35% to $106.8 Million Year-Over-Year with Adjusted EBITDA Up 27% Year-Over-Year to $24.5 Million

First Nine Months Net Revenues Increased 33% to $283.2 Million, with LTM Net Revenues at $401.4 Million and LTM Adjusted EBITDA up to $100.3 Million

Strong Double Digit Revenue Growth in Four Out of Five Business Units Driven by Market Share Gains and New Product Launches

Closed Business Combination with Union Acquisition Corp. II on September 29, 2021, and Listed on The Nasdaq Global Market Under “PROC” on September 30, 2021

As a Result of the Business Combination, Procaps Group Ended the Third Quarter 2021 with $100.2 Million in Unrestricted Cash and Cash Equivalents, Which Will Fund Future Growth Initiatives

Company to Host Business Update Call on Tuesday, November 23, 2021 at 4:30 p.m. Eastern Time

BARRANQUILLA, COLOMBIA – November 19, 2021 – Procaps Group (NASDAQ: PROC), a leading integrated international healthcare and pharmaceutical company, today announced its financial results for the third quarter ended September 30, 2021.

Key Third Quarter 2021 Financial Highlights

●	Net revenues increased by $27.5 million, or 35%, to $106.8 million for the three months ended September 30, 2021, compared to $79.3 million for the three months ended September 30, 2020, driven by strong demand across our branded Rx and OTC businesses in both our existing products as well as from our continued rollout of new product launches.

●	Gross profit increased by 14.5 million, or 30%, to $62.3 million (yielding a gross margin of 58%) for the three months ended September 30, 2021, compared to $47.8 million (yielding a gross margin of 60%) for the three months ended September 30, 2020.

●	Net loss for the three months ended September 30, 2021 was $36.9 million, compared to a net loss of $1.0 million for the three months ended September 30, 2020. The increase in net loss was primarily attributable to a one-time, non-cash adjustment of $44 million to reflect the termination, on the closing of the business combination, of the put options previously granted to certain shareholders.

●	Adjusted EBITDA increased by 27% to $24.5 million for the three months ended September 30, 2021, compared to $19.3 million for the three months ended September 30, 2020.

o	Adjusted EBITDA margin decreased to 22.9% for the three months ended September 30, 2021, compared to 24.3% for the three months ended September 30,2020.

●	LTM Adjusted EBITDA for the period ended September 30, 2021 was approximately $100.3 million, representing a LTM Adjusted EBITDA margin of approximately 25%.

●	Net Debt-to-LTM Adjusted EBITDA ratio of approximately 1.2x incorporating the $100 million of cash balance as of September 30, 2021.

●	Cash totaled $100.2 million at September 30, 2021, as compared to $4.2 million at December 31, 2020. The increase in cash is expected to fund future growth opportunities.

Key Financial Highlights for the Nine Months Ended September 30, 2021

●	Net revenues increased by $69.9 million, or 33%, to $283.2 million for the nine months ended September 30, 2021, compared to $213.3 million for the nine months ended September 30, 2020.

●	Net loss for the nine months ended September 2021 was $54.6 million, compared to a net loss of $19.9 million for the nine months ended September 30, 2020. The increase in net loss was primarily attributable to a one-time, non-cash adjustment of $59 million to reflect the termination, on the closing of the business combination, of the put options previously granted to certain shareholders and the valuation of such put options.

●	Adjusted EBITDA increased by 38% to $57.6 million for the nine months ended September 30, 2021, compared to $41.9 million for the nine months ended September 30, 2020.

●	Adjusted EBITDA margin was 20.3% for the nine months ended September 30, 2021, compared to 19.6% for the nine months ended September 30, 2020.

Management Commentary

“The third quarter of 2021 was highlighted by the achievement of a successful business combination with Union Acquisition Corp. II (“LATN”) and the listing of our ordinary shares on the Nasdaq, along with continued financial and operational momentum,” said Ruben Minski, Procaps Group’s Founder, Chairman and Chief Executive Officer. “The resurgence in the market with the re-opening of the economy, rapid ramp-up of new product launches, continued roll-out of products into new geographic areas and measured improvements to our inventory rotations combined to deliver 35% revenue growth during the quarter, including double-digit increases in four out of five of our business units.

“The Procaps Colombia, CAN and CASAND business units had the highest growth among our business units as a result of increased demand across the board for a variety of products, including both Rx and OTC products, and new product launches. Likewise, our Diabetrics business unit experienced strong growth during the third quarter of 2021 compared to the previous quarter.

“As we look to further our growth initiatives, we believe the new capital from our business combination has positioned us to execute a multi-prong growth strategy that we expect will continue to deliver double-digit growth in our core markets with strong cash generation to the bottom line. We are now further enabled to focus on strategic roll-ups and consolidation in the region that we believe will drive an accelerated competitive position and value creation.

“In our B2B segment, we expect to see growth from both our existing portfolio and product pipeline and in our B2C segment, we anticipate growth initiatives from our existing portfolio and from new products focused on current therapeutic areas in chronic diseases such as pain relief, immunology, cardiology, respiratory and dermatology, and the internationalization of our existing portfolio, with on-going efforts to expand our footprint of successful products outside of Colombia. Our internationalization strategy and on-going efforts to expand our footprint of successful products outside of Colombia continues to be one of our primary focuses, with a return to trade fairs and over 67 products internationalized during the quarter. We believe our company-wide product pipeline, with an estimate of over 600 product launches in the next three years, will provide the support for our growth in the next few years.

“The quarter’s accomplishments and strong financial results are helping to accelerate the delivery of our innovative pharmaceutical solutions and drive new expansion initiatives that we believe will enable us to increase our market share of the approximately $58 billion pharmaceutical market in Latin America,” concluded Minski.

Chief Financial Officer Patricio Vargas commented: “As a result of our business combination, there were a number of one-time charges that affected our bottom line, and we are happy to report that they are extinguished and now reflect positive total equity on the balance sheet. For the nine months ended September 30, 2021, finance expenses totaled $79 million, of which $23 million was related to finance expenses accrued for the put options held by certain shareholders and $36 million represented a one-time expense for the termination of put options held by certain shareholders in connection with the recently closed business combination. Moreover, classifying and extinguishing these derivatives enables the Company to articulate a cleaner financial profile in subsequent quarters as we move closer toward positive net income operations. Considering the favorable demand conditions that we have observed in the different markets we operate, we have decided to increase our investments in marketing and R&D, which we believe will result in further growth in 2022. We look forward to reviewing these numbers and all of the positive operational metrics since the closing of our business combination on our upcoming business update conference call next week,” concluded Vargas.

Third Quarter 2021 Financial Results

Net revenues for the three months ended September 30, 2021 totaled $106.8 million, compared to net revenues of $79.3 million for the three months ended September 30, 2020, representing a growth of 35% year-over-year. Net revenue by strategic business unit (“SBU”) is shown below.

	Net Revenue by SBU for the Three Months Ended September 30
USD$mm	2021	2020	% Growth

Procaps Colombia	$40.9	$27.3	50%
Nextgel	31.4	30.6	3%
CASAND	13.8	8.3	67%
CAN	13.4	7.3	84%
Diabetrics	7.3	5.8	25%
Total	$106.8	$79.3	35%

	Net Revenue by SBU for the Nine Months Ended September 30
USD$mm	2021	2020	% Growth

Procaps Colombia	$109.4	$70.7	55%
Nextgel	83.9	76.7	9%
CASAND	39.0	23.6	65%
CAN	30.5	26.4	16%
Diabetrics	20.4	15.9	28%

Total	$283.2	$213.3	33%

The increase in net revenue was attributed to growth across all SBUs.

●	Procaps Colombia

o	Pharmaceutical market in Colombia saw an increase in sales of 18.8% during the three months ended September 30, 2021 when compared to the three months ended September 30, 2020, primarily as a result of the re-opening of economy in Colombia in general. The 50% growth in net revenue of the Procaps Colombia business during the three months ended September 30, 2021 when compared to the three months ended September 30, 2020 is primarily due to the growth of the Ethical businesses by 37.4%, generics by 38.2% and the Institutional market by 89%.

●	Nextgel

o	The 3% growth in net revenue for the three months ended September 30, 2021 when compared to the three months ended September 30, 2020 in this business unit was driven by strong demand from our CDMO business from third parties, and the launch of new products in Brazil as well as new products in our Funtrition (gummies) line. This increase in demand was partially offset by certain logistics issues that affected our supply chain as a result of the global supply chain crisis. Nextgel experienced a net revenue growth of approximately 9% for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020.

●	Central America North (CAN)

o	Our strategic decision to lower inventory levels from distributors and increase our point of sales penetration and cost to serve, as well as effective marketing strategies, have resulted in increase in net revenues of 84% for the three months ended September 30, 2021 when compared to the three months ended September 30, 2021. Additionally, the region experienced an increase in demand of both Rx and OTC products, which contributed to the increase in net revenue. On a year-to-date basis through the nine months ended September 30, 2021, CAN experienced net revenue growth of approximately 16% compared to the nine months ended September 30, 2020.

●	Central America South and Andean Region (CASAND)

o	The 67% growth in net revenue for the three months ended September 30, 2021 when compared to the three months ended September 30, 2020, was primarily due to improvements in inventory turnover from distributor and sales channels, the rollout of new products in the region, the further development of new products and the continued strengthening of our existing brands in key growth markets.

●	Diabetrics

o	Increased demand for our core Diabetrics products resulted in a net revenue growth of 25% for the three months ended September 30, 2021 when compared to the three months ended September 30, 2020 primarily as a result of the increase in the demand for our product portfolio and the expansion of our products offering in this segment to a more complete diabetes solution focus. Additionally, in what constitutes our first international rollout for this business unit, we launched diabetes therapeutic solutions and medical devices in El Salvador in April 2021, which contributed to our increased sales for the three months ended September 30, 2021.

Gross profit increased by 30% to $62.3 million for the three months ended September 30, 2021, compared to $47.8 million for three months ended September 30, 2020. This increase was primarily attributable to strong topline growth.

Gross margin decreased 200 basis points to 58% in the three months ended September 30, 2021, compared to 60% in the three months ended September 30, 2020. The slight decrease in gross margin resulted from increased sales in Clinical Specialties due to increased demand related to the COVID-19 pandemic, and increased sales of OTC products in CAN, both of which have lower margins than other business lines.

Net loss for the three months ended September 30, 2021 was $36.9 million, compared to a net loss of $1.0 million for the three months ended September 30, 2020. The increase in net loss was primarily attributable to a one-time, non-cash adjustment of $44 million to reflect the termination, on the closing of the business combination, of the put options previously granted to certain shareholders.

See below under the heading “Interim Statement of Changes in Equity” for a table that reconciles the termination of put options from liability to equity on the Company’s balance sheet. As of December 31, 2020, the Company reported total equity (deficit) of ($254.7 million) and due to the reconciliation post business combination, the Company reported total equity of $36.3 million as of September 30, 2021.

Adjusted EBITDA increased by 27% to $24.5 million for the three months ended September 30, 2021, compared to $19.3 million for the three months ended September 30, 2020. This increase was driven by the strong demand across branded Rx and OTC businesses from both our existing products as well as from our continued rollout of new product launches.

See below under the heading “Use of Non-IFRS Financial Measures” for a discussion of Adjusted EBITDA and a reconciliation of net income, which the Company believes is the most comparable IFRS measure, to Adjusted EBITDA.

Total net debt as of September 30, 2021, totaled 118.5 million, of which approximately 47% consisted of long-term obligations. Net Debt-to-LTM Adjusted EBITDA ratio as of September 30, 2021 was 1.2x.

Cash totaled $100.2 million at September 30, 2021, compared to $4.2 million at December 31, 2020. The increase in cash during year is a result of a net of $100.0 million in cash proceeds related to the closing of the business combination with Union Acquisition Corp. II.

Additional Third Quarter 2021 Operational Highlights

Product Development and Intellectual Property

●	New products represented 21% of total sales for the nine months ended September 30, 2021

●	12+ products (brands) for owned brand business

●	21+ products (brands) for CDMO business (excluding gummies)

●	Alliance with Indian company for the management of 3 biological products

Market Expansion

●	60+ products internationalized during the nine months ended September 30, 2021.

●	17 products in registration stages for openings in Paraguay as of September 30, 2021.

●	25 Rx approvals of registries in CAN and CASAND regions for the nine months ended September 30, 2021.

●	9 OTC approvals for registries in CAN and CASAND regions for the nine months ended September 30, 2021.

Team

●	Further strengthened management team with the appointments of Patricio Vargas as global Chief Financial Officer.

o	24 years of public company finance experience with proven capabilities in global financial management, business development and global capital markets.

Use of Non-IFRS Financial Measures

Our management uses and discloses EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, LTM Adjusted EBITDA, LTM Adjusted EBITDA margin and Net Debt-to-LTM Adjusted EBITDA ratio, which are non-IFRS financial information to assess our operating performance across periods and for business planning purposes. We believe the presentation of these non-IFRS financial measures is useful to investors as it provides additional information to facilitate comparisons of historical operating results, identify trends in our underlying operating results and provide additional insight and transparency on how we evaluate our business. These non-IFRS measures are not meant to be considered in isolation or as a substitute for financial information presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and should be viewed as supplemental and in addition to our financial information presented in accordance with IFRS.

We define EBITDA as profit (loss) for the period before interest expense, net, income tax expense and depreciation and amortization. We define Adjusted EBITDA as EBITDA further adjusted to exclude certain isolated costs incurred as a result of the COVID-19 pandemic, transaction expenses related to the business combination with Union Acquisition Corp. II, certain costs related to business transformation initiatives, certain foreign currency translation adjustments and certain other finance costs adjustments. We also report Adjusted EBITDA as a percentage of net revenue as an additional measure so investors may evaluate our Adjusted EBITDA margins. None of EBITDA, Adjusted EBITDA or Adjusted EBITDA margin are presented in accordance with generally accepted accounting principles (“GAAP”) or IFRS and are non-IFRS financial measures.

We use EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, LTM Adjusted EBITDA and Net Debt-to-LTM Adjusted EBITDA ratio for operational and financial decision-making and believe these measures are useful in evaluating our performance because they eliminate certain items that we do not consider indicators of our operating performance. EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, LTM Adjusted EBITDA and Net Debt-to-Adjusted EBITDA ratio are also used by many of our investors and other interested parties in evaluating our operational and financial performance across reporting periods. We believe that the presentation of EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, LTM Adjusted EBITDA and Net Debt-to-LTM Adjusted EBITDA ratio provides useful information to investors by allowing an understanding of key measures that we use internally for operational decision-making, budgeting, evaluating acquisition targets, and assessing our operating performance.

EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, LTM Adjusted EBITDA and Net Debt-to-LTM Adjusted EBITDA ratio are not recognized terms under IFRS and should not be considered as a substitute for net income (loss), cash flows from operating activities, or other income or cash flow statement data. These measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of our results as reported under IFRS. We strongly encourage investors to review our financial statements in their entirety and not to rely on any single financial measure.

Because non-IFRS financial measures are not standardized, EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, LTM Adjusted EBITDA and Net Debt-to-LTM Adjusted EBITDA ratio, as defined by us, may not be comparable to similarly titled measures reported by other companies. It therefore may not be possible to compare our use these non-IFRS financial measures with those used by other companies.

The following table contains a reconciliation of profit for the period to EBITDA, Adjusted EBITDA and Adjusted EBITDA margin for the periods presented. Procaps Group is unable to present a reconciliation of its third quarter 2021 net revenue and Adjusted EBITDA guidance because management cannot reliably predict all of the necessary components of such measures. Accordingly, investors are cautioned not to place undue reliance on this information.

Reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin

for the Three Months Ended September 30, 2021 and 2020

	Three Months Ended September 30%
Unaudited Financial Information	2021	2020	Change
	(in millions of U.S. dollars except percentages)
Profit (loss) for the period	(36.9)	(1.0)	-3707.1%
Interest expense, net	50.7	14.2	255.8%
Income tax expense	3.6	(0.8)	-574.8%
Depreciation and amortization	4.2	3.2	33.3%
EBITDA	21.5	15.7	37.2%
COVID-19 impact adjustments(1)	1.3	1.9	-33.7%
Transaction expenses(2)	1.0	-	N/A
Business transformation initiatives(3)	-	0.5	-100.0%
Foreign currency translation adjustments(4)	0.6	0.7	-16.7%
Other finance costs adjustments(5)	0.1	0.5	-85.4%
Adjusted EBITDA	24.5	19.3	26.9%
Adjusted EBITDA margin	22.9%	24.3%

(1)	COVID-19 impact adjustments primarily include: (i) expenses incurred for safety pre-cautions during the pandemic, such as employee COVID-19 testing, vaccination, office and production infrastructure adaptation to practice social distancing, to maintain a safe work and production environment for the employees, (ii) operating and production expenses incurred in connection with hiring of additional employees and costs paid to third party agencies for such hiring, contractors and production sub-contractors in order to mitigate any decrease in production and operating capabilities of Procaps Group as a result of employees absenteeism or attrition as a result of the COVID-19 pandemic, (iii) expense incurred for certain logistic arrangements to minimize Procaps employees’ exposure to COVID-19 through arranging transportation from home to work, lodgings, face masks and PPE, (iv) additional costs incurred to acquire certain raw materials that are essential to production due to the lockdowns of suppliers’ factories and ports of entry worldwide, and additional logistic costs due to delays, (v) expenses of certain one-time financial discounts that Procaps provided to its customers, such as medicine distributors, during the COVID-19 pandemic due to financial and liquidity difficulties and customers’ inability to settle invoices as a result of the effects of the COVID-19 pandemic and governmental restrictions such as lockdowns, and (vi) other miscellaneous expenses resulted from COVID-19 pandemic.
(2)	Primarily includes capital markets advisory fees, incremental audit cost and consulting, accounting and legal expenses incurred in connection with the business combination with Union Acquisition Corp. II (NASDAQ: LATN).
(3)	Business transformation initiatives consists of costs and expenses in connection with severance payments made to separate employees from Procaps for certain business transformation initiatives implemented during the three months ended September 30, 2020.
(4)	Foreign currency translation adjustments represent the reversal of exchange losses recorded by Procaps Group due to foreign currency translation of monetary balances of certain of its subsidiaries from U.S. dollars into the functional currency of those subsidiaries as of September 30, 2021 and 2020.
(5)	Other finance costs adjustments represent non-operating expenses incurred by Procaps Group, primarily including additional interests incurred by Procaps Group due to the withholding tax obligations of certain financial institutions outside of Colombia.

Reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin

for the Nine Months Ended September 30, 2021 and 2020

	Nine Months Ended September 30%
Unaudited Financial Information	2021	2020	Change
	(in millions of U.S. dollars except percentages)
Profit (loss) for the period	(54.6)	(19.9)	-174.3%
Interest expense, net	79.2	39.8	99.3%
Income tax expense	6.3	0.7	804.7%
Depreciation and amortization	13.1	11.1	18.0%
EBITDA	44.2	31.7	39.2%
COVID-19 impact adjustments(1)	3.2	3.4	-6.9%
Transaction expenses(2)	7.8	-	N/A
Business transformation initiatives(3)	-	1.2	-100.0%
Foreign currency translation adjustments(4)	2.3	4.1	-42.7%
Other finance costs adjustments(5)	0.2	1.5	-85.4%
Adjusted EBITDA	57.6	41.9	37.5%
Adjusted EBITDA margin	20.3%	19.6%

(1)	COVID-19 impact adjustments primarily include: (i) expenses incurred for safety pre-cautions during the pandemic, such as employee COVID-19 testing, vaccination, office and production infrastructure adaptation to practice social distancing, to maintain a safe work and production environment for the employees, (ii) operating and production expenses incurred in connection with hiring of additional employees and costs paid to third party agencies for such hiring, contractors and production sub-contractors in order to mitigate any decrease in production and operating capabilities of Procaps Group as a result of employees absenteeism or attrition as a result of the COVID-19 pandemic, (iii) expense incurred for certain logistic arrangements to minimize Procaps employees’ exposure to COVID-19 through arranging transportation from home to work, lodgings, face masks and PPE, (iv) additional costs incurred to acquire certain raw materials that are essential to production due to the lockdowns of suppliers’ factories and ports of entry worldwide, and additional logistic costs due to delays, (v) expenses of certain one-time financial discounts that Procaps provided to its customers, such as medicine distributors, during the COVID-19 pandemic due to financial and liquidity difficulties and customers’ inability to settle invoices as a result of the effects of the COVID-19 pandemic and governmental restrictions such as lockdowns, and (vi) other miscellaneous expenses resulted from COVID-19 pandemic.
(2)	Primarily includes capital markets advisory fees, incremental audit cost and consulting, accounting and legal expenses incurred in connection with the business combination with Union Acquisition Corp. II (NASDAQ: LATN).
(3)	Business transformation initiatives consists of costs and expenses in connection with severance payments made to separate employees from Procaps for certain business transformation initiatives implemented during the nine months ended September 30, 2020.
(4)	Foreign currency translation adjustments represent the reversal of exchange losses recorded by Procaps Group due to foreign currency translation of monetary balances of certain of its subsidiaries from U.S. dollars into the functional currency of those subsidiaries as of September 30, 2021 and 2020.
(5)	Other finance costs adjustments represent non-operating expenses incurred by Procaps Group, primarily including additional interests incurred by Procaps Group due to the withholding tax obligations of certain financial institutions outside of Colombia.

In conjunction with Procaps Group’s earnings release, Chief Executive Officer Ruben Minski and Chief Financial Officer Patricio Vargas will host a Business Update conference call on Tuesday, November 23, 2021 at 4:30 p.m. ET (1:30 p.m. PT) during which management will discuss third quarter 2021 financial results and provide an update on current and future business initiatives.

This event will also include a question-and-answer period following management’s prepared remarks designed for both sell-side research analysts and institutional investors.

To access the call, please use the following information:

Date:	Tuesday, November 23, 2021
Time:	4:30 p.m. ET, 1:30 p.m. PT
Toll Free dial-in number:	1-877-407-0789
Toll/International dial-in number:	1-201-689-8562
Conference ID:	13725189

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have difficulty connecting with the conference call, please contact MZ Group at +1 (949) 491-8235.

The conference call will be broadcast live and available for replay at https://viavid.webcasts.com/starthere.jsp?ei=1513872&tp_key=6d49ae3058 and via the investor relations section of Procaps’ website here.

A telephone replay will be available approximately two hours after the call and will run through December 14, 2021 by dialing 1-844-512-2921 from the U.S., or 1-412-317-6671 from international locations and entering replay pin number: 13725189.

About Procaps Group

Procaps Group is a developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in Latin America and more than 4,500 collaborators working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (“OTC”) pharmaceutical products and prescription pharmaceutical drugs (“Rx”), nutritional supplements and high-potency clinical solutions. For more information, visit www.procapsgroup.com or Procaps Group’s investor relations website investor.procapsgroup.com.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include projected financial information, including projected revenue and sales growth for 2021 and 2022; the effects of the net cash proceeds from the Procaps Group business combination on expansion, including through strategic roll-ups and consolidation; expectations related to increased demand and market share for certain Procaps Group products and services; expectations relating to the growth of Procaps Group’s B-to-B and B-to-C business and R&D and marketing expenses; expectations related to potential M&A acquisitions; expectations relating to Procaps Group’s ability to invest in growth through organic and inorganic growth; estimated product and product candidate launches in next three years; and expectations related to Procaps Group’s internationalization strategy and on-going efforts to expand its footprint outside of Colombia. Such forward-looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, and other aspects of the businesses of Procaps Group are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this press release include, but are not limited to: (1) the inability to recognize the anticipated benefits of the business combination with Union Acquisition Corp. II, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (2) the inability to successfully retain or recruit officers, key employees, or directors; (3) effects on Procaps Group’s public securities’ liquidity and trading; (4) the market’s reaction to the business combination; (6) the lack of a market for Procaps Group’s securities; (6) Procaps Group’s financial performance following the business combination; (7) costs related to the business combination; (8) changes in applicable laws or regulations; (9) the possibility that Procaps Group may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by Procaps Group. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to recognize the anticipated benefits of the business combination, the outcome of any legal proceedings that may be instituted against LATN or Procaps Group following the closing of the business combination and related transactions, the impact of COVID-19 on Procaps Group’s business and/or the ability to obtain or maintain the listing Procaps Group’s ordinary shares on Nasdaq, costs related to the business combination, changes in applicable laws or regulations, the possibility that Procaps Group may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those included under the header “Risk Factors” in the Form F-4 Registration Statement filed with the SEC, as well as Procaps Group’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Investor Contact:

Chris Tyson
Executive Vice President
MZ North America
Direct: 949-491-8235
PROC@mzgroup.us

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Financial Position

As of September 30, 2021 and December 31, 2020

(In thousands of United States Dollars, unless otherwise stated)

	As of September 30, 2021	As of December 31, 2020
Assets
Non-current assets
Property, plant and equipment, net	$71,259	70,335
Right-of-use assets	36,645	43,195
Goodwill	6,851	6,863
Intangible assets	24,754	27,583
Investments in joint ventures	2,478	2,460
Other financial assets	440	761
Deferred tax assets	6,675	21,769
Other assets	2,778	1,870
Total non-current assets	151,880	174,836
Cash	100,192	4,229
Trade and other receivables, net	110,023	96,493
Inventories, net	76,981	64,284
Amounts owed by related parties	3,398	2,562
Current tax assets	21,314	16,774
Other current assets	960	360
Total current assets	312,868	184,702
Total assets	$464,748	359,538

Liabilities and stockholders’ equity (deficit)
Total equity (deficit)	$36,305	(254,678)

Borrowings	101,932	339,738
Amounts owed to related parties	11,190	12,163
Warrant liability	33,950	—
Deferred tax liabilities	1,451	18,890
Other liabilities	3,173	3,797
Total non-current liabilities	151,696	374,588
Borrowings	116,713	102,621
Trade and other payables, net	132,462	106,275
Amounts owed to related parties	5,703	8,459
Current tax liabilities	14,249	9,393
Provisions	1,663	1,829
Other liabilities	5,957	11,051
Total current liabilities	276,747	239,628
Total liabilities and stockholders' equity (deficit)	$464,748	359,538

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Profit or Loss

For the three and nine months ended September 30, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

	For the three months ended September 30
	2021	2020
Revenue	$106,829	79,313
Cost of sales	(44,577)	(31,525)
Gross profit	62,252	47,788

Sales and marketing expenses	(22,841)	(19,234)
Administrative expenses	(21,011)	(14,370)
Finance expenses	(50,651)	(14,236)
Other expenses	(1,107)	(1,668)
Income (loss) before tax	$(33,358)	(1,720)

Income tax expense	(3,566)	751
Loss for the period	$(36,924)	(969)

	For the nine months ended September 30
	2021	2020
Revenue	$283,206	213,320
Cost of sales	(123,152)	(90,133)
Gross profit	160,054	123,187

Sales and marketing expenses	(61,191)	(53,352)
Administrative expenses	(64,670)	(43,857)
Finance expenses	(79,242)	(39,763)
Other expenses	(3,179)	(5,406)
Income (loss) before tax	$(48,228)	(19,191)

Income tax expense	(6,342)	(701)
Loss for the period	$(54,570)	(19,892)

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the nine months ended September 30, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

	For the nine months ended September 30
	2021	2020
Operating activities
Loss for the period	$(54,570)	$(19,892)
Adjustments to reconcile net loss with net cash from operating activities:
Depreciation of property, plant and equipment	4,184	4,062
Depreciation of right-of-use	3,281	3,098
Amortization of intangibles	5,892	4,705
Income tax expense	6,342	701
Finance expenses	79,242	39,763
Share of result of joint ventures	(371)	(416)
Net (gain)/loss on sale of property, plant and equipment	710	—
Inventory provision	3,263	3,538
Provision for bad debt	741	(2,087)
Provisions	1,182	1,599
Cash flow from operating activities before changes in working capital	$49,896	$35,071

(Increase)/decrease in operating assets and liabilities:
Trade and other receivables	(14,271)	20,526
Amounts owed by related parties	(835)	(7,038)
Inventories	(15,523)	828
Current tax assets	(4,540)	(5,295)
Other current assets	(563)	(47)
Trade and other payables	(10,975)	(12,772)
Amounts owed to related parties	(252)	9,148
Current tax liabilities	(1,120)	(3,542)
Other liabilities	13,710	(4,534)
Provisions	(1,182)	(2,110)
Other financial assets	321	—
Other assets	(946)	(4,027)
Cash generated from operations	$13,720	$26,208

Dividends received	300	—
Income tax paid	(2,711)	3,291
Cash flow from operating activities	$11,309	$29,499

Investing activities
Acquisition of property, plant and equipment	(10,933)	(5,641)
Proceeds from sale of property, plant and equipment	26	—
Acquisition of intangibles	(5,898)	(5,595)
Cash flow used in investing activities	$(16,805)	$(11,236)
Financing activities
Proceeds from borrowings	122,042	89,950
Payments on borrowings	(80,101)	(75,209)
Payments to related parties	(3,577)	(4,836)
Interest paid on borrowings	(9,527)	(7,997)
Payment of lease liabilities	(4,354)	(3,511)
Cash obtained from acquisition	91,585	—
Cash flow generated from (used in) financing activities	$116,068	$(1,603)

Net increase/(decrease) in cash	110,572	16,660
Cash less bank overdrafts at beginning of the period	4,229	2,042
Effect of exchange rate fluctuations	(14,609)	(12,229)
Cash less bank overdrafts at end of the period	$100,192	$6,473

Non-cash financing and investing activities (1)	$948	$6,418

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

For the nine months ended September 30, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

	Attributable to equity holders of the Group
	Issued Capital	Share premium	Reserves [1]	Accumulated deficit	Other Comprehensive Income	Total	Non-controlling interest	Total equity (deficit)
Balance as of December 31, 2019	2,001	54,412	28,681	(305,634)	(23,753)	(244,293)	346	(243,947)
Loss for the period	—	—	—	(20,620)	—	(20,620)	728	(19,892)
Transfer reserves	—	—	11,177	(11,177)	—	—	—	—
Other comprehensive income	—	—	—	—	11,600	11,600	—	11,600
Non-controlling interest	—	—	—	728	—	728	—	728
Balance as of September 30, 2020	$2,001	$54,412	$39,858	$(336,703)	$(12,153)	$(252,585)	$1,074	$(251,511)

Balance as of December 31, 2020	2,001	54,412	39,897	(327,344)	(24,421)	(255,455)	778	(254,677)
Loss for the period	—	—	—	(54,947)	—	(54,947)	377	(54,570)
Transfer reserves	—	—	(8)	8	—	—	—	—
Other comprehensive income	—	—	—	—	(3,894)	(3,894)	—	(3,894)
Non-controlling interest	—		—	377	—	377	—	377
Share redemption and issuance in business combination	(873)	201,304		148,638	—	349,069	—	349,069
Balance as of September 30, 2021	$1,128	$255,716	$39,889	$(233,268)	$(28,315)	$35,150	$1,155	$36,305

[1]	Includes the appropriate values from net income to comply with legal provisions related to asset protection according to applicable jurisdictions with cumulative earnings.